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SEC Mail Processing

NOV 23 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-17983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2017 (MM/DD/YY) AND ENDING 9/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

Saint Petersburg (City) **Florida** (State) **33716** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Ollia **727-567-1000**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street Suite 1700 (Address) **Tampa** (City) **Florida** (State) **33602** (Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 26 2018

RECEIVED

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marshall Ollia, officer of Raymond James Financial Services, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Raymond James Financial Services, Inc., as of September 30, 2018, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Marshall Ollia
VP & Principal Financial Officer

Notary Public

ASHELY L. CLINE
MY COMMISSION EXPIRES NOVEMBER 18, 2022
#GG 239761
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2018

SUMMARY OF CONTENTS

A. Officer Certification and Oath or Affirmation

B. Report of Independent Registered Public Accounting Firm

C. Statement of Financial Condition as of September 30, 2018

D. Notes to Statement of Financial Condition

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial Services, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Raymond James Financial Services, Inc. (the Company) as of September 30, 2018 and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2001.

Tampa, Florida
November 20, 2018

RAYMOND JAMES FINANCIAL SERVICES, INC.
(a wholly owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
September 30, 2018
(in thousands, except share and par value amounts)

Assets		
Cash and cash equivalents	$	136,951
Loans to financial advisors, net		71,009
Other receivables		6,381
Deferred income taxes, net		21,575
Other assets		1,147
Total assets	$	237,063
Liabilities and stockholder's equity		
Accrued compensation, commissions and benefits	$	69,134
Income taxes payable		4,823
Payables to affiliates		24,315
Accrued expenses and other liabilities		26,861
Total liabilities		125,133
Commitments and contingencies (see Note 5)		
Stockholder's equity:		
Common stock; $1 par value; authorized 5,000 shares; issued and outstanding 5,000 shares		5
Additional paid-in capital		48,591
Retained earnings		63,334
Total stockholder's equity		111,930
Total liabilities and stockholder's equity	$	237,063

See accompanying Notes to Statement of Financial Condition.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Raymond James Financial Services, Inc. ("RJFS," the "Company," "we," "our," "ours" or "us") is a Florida corporation and a wholly owned subsidiary of Raymond James Financial, Inc. ("RJF" or "Parent"). We are an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and National Futures Association ("NFA"). We support independent contractor financial advisors in providing a comprehensive range of investments and services to their retail customers, including asset management, estate planning, retirement planning and investment management. Through our membership in the NFA, we are regulated by the Commodity Futures Trading Commission ("CFTC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

We conform to our Parent's fiscal year end of September 30. The accompanying Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), the more significant of which are summarized below.

Accounting estimates and assumptions

The preparation of the Statement of Financial Condition in conformity with GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Statement of Financial Condition.

Cash and cash equivalents

Our cash equivalents include money market funds or highly liquid investments with original maturities of 90 days or less.

Loans to financial advisors, net

We offer loans to financial advisors primarily for recruiting, transitional cost assistance and retention purposes. These loans are generally repaid over a five to eight year period with interest recognized as earned. There is no fee income associated with these loans. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former independent contractors, management primarily considers our historical collection experience as well as other factors including: amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written off and the corresponding allowance is reduced. Based upon the nature of these financing receivables, we do not analyze this asset on a portfolio segment or class basis. Further, the aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our Statement of Financial Condition, net of the allowance for doubtful accounts. Of the gross balance outstanding, the portion associated with financial advisors who are no longer affiliated with us was approximately $4.7 million at September 30, 2018. Our allowance for doubtful accounts was approximately $3.1 million at September 30, 2018.

Property and equipment, net

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Additions,

improvements and expenditures that extend the useful life of an asset are capitalized.

Contingent liabilities

We recognize liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Whether a loss is probable, and if so, the estimated range of possible loss, is based upon currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of possible loss can be estimated, we accrue the most likely amount within that range; if the most likely amount of possible loss within that range is not determinable, we accrue a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

We record liabilities related to legal and regulatory proceedings in "Accrued expenses and other liabilities" on our Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the amount of the loss in the client's account; the basis and validity of the claim; the possibility of wrongdoing on the part of one of our employees or financial advisors; previous results in similar cases; and legal precedents and case law. Each legal proceeding or significant regulatory matter is reviewed with counsel in each accounting period and the liability balance is adjusted as deemed appropriate by management. The actual costs of resolving legal matters or regulatory proceedings may be substantially higher or lower than the recorded liability amounts for such matters.

Share-based compensation

Certain employees participate in RJF's Stock Incentive Plan, which provides for the issuance of RJF common stock or restricted stock awards. RJF estimates the fair value of share-based awards on the date of grant. Share-based awards granted to our independent contractor financial advisors are measured at their fair value estimated at reporting dates until vesting. We classify these non-employee awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited. See Note 6 for further information.

Deferred compensation plans

Certain employees and independent contractors participate in RJF's various deferred compensation plans that provide a return to the participant based upon the performance of various referenced investments. For certain of these plans, RJF invests directly, as a principal in such investments, related to their obligations to perform under the deferred compensation plans. For other such plans, including the Long Term Incentive Plan ("LTIP") and the Wealth Accumulation Plan, RJF purchases and holds life insurance on the lives of certain current and former participants to earn a competitive rate of return for participants and to provide a source of funds available to satisfy their obligation under the plan. See Note 6 for further information.

Income taxes

The results of our operations are included in the consolidated federal and certain consolidated state income tax returns of RJF. As a result of the inclusion in consolidated filings, the majority of income taxes payable and receivable reported on the Statement of Financial Condition are payable to and receivable from RJF. Federal and state income taxes are computed, under a tax sharing agreement with RJF, based on the separate return method.

The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year. We utilize the asset and liability method to provide income taxes on all transactions recorded in the Statement of Financial Condition. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the tax rates that we expect to be in effect when the underlying items of income and expense are realized. Judgment is required in assessing the future tax consequences of events that have been recognized in our Statement of Financial Condition or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position. See Note 4 for further information on our income taxes.

NOTE 3 – RELATED PARTY TRANSACTIONS

We participate with affiliates in certain revenue sharing arrangements including being the beneficiary of a revenue assignment from Raymond James Insurance Group, Inc. ("RJIG"), a wholly owned general insurance agency subsidiary of RJF, which results in receivables from and payables to affiliates.

Pursuant to formal clearing agreements, Raymond James & Associates, Inc. ("RJ&A") clears trades for us. As part of the agreement, RJ&A confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on our behalf.

We participate with our Parent and affiliates in certain expense and tax sharing agreements. Based on the terms in these agreements, our allocations described below may not be inclusive of all economic benefits received from or provided to our Parent or our affiliates.

Receivables from affiliates of $1.1 million are recorded in "Other receivables" on the Statement of Financial Condition. "Payables to affiliates" of $24.3 million at September 30, 2018, includes amounts payable for the related party transactions. Other than the portion related to deferred taxes, the related party transactions that result in these payables are settled monthly.

At September 30, 2018, RJ&A had advanced $52.2 million for receivables related to trailing commissions from mutual funds and variable annuities/insurance products to RJFS.

Financial advisors affiliate with us as independent contractors. Financial advisors may choose to provide investment advisory services either under their own registered investment advisor ("RIA") license or under the RIA license of Raymond James Financial Services Advisors, Inc. ("RJFSA"), a wholly owned RIA subsidiary of RJF that exclusively supports the investment advisory activities of financial advisors affiliated with us.

NOTE 4 – FEDERAL AND STATE INCOME TAXES

For a discussion of our income tax accounting policies and other income tax-related information see Note 2.

The Tax Act

On December 22, 2017, the Tax Act was enacted, which significantly revised the U.S. corporate income tax system by, among other things, lowering corporate income tax rates from 35% to 21%. As the firm's fiscal year end is September 30th, our U.S. federal statutory tax rate was 24.5% for our fiscal year ended September 30, 2018, which reflects a blended federal statutory rate of 35% for our first fiscal quarter and 21% for the remaining three fiscal quarters. This blended statutory rate was the basis for calculating our effective tax rate, which was also impacted by other factors.

Income taxes

The cumulative effects of the temporary differences that gave rise to significant portions of the deferred tax asset (liability) items were as follows:

	September 30, 2018
	(in thousands)
Deferred tax assets:	
Accrued expenses	$ 7,888
Deferred compensation	13,157
Fixed assets	51
Other	627
Total deferred tax assets	21,723
Deferred tax liabilities:	
Other	(148)
Total deferred tax liabilities	(148)
Net deferred tax asset	$ 21,575

Our deferred tax asset required no valuation allowance at September 30, 2018, as management believes it is more likely than not that the deferred tax asset was realizable based on the expectation of future taxable income, the ability to net losses against consolidated taxable income of the affiliated group in accordance with the tax sharing agreement, and carryback losses against prior year consolidated taxable income.

As of September 30, 2018, accrued interest and penalties included in income taxes payable were approximately $580 thousand.

At September 30, 2018, our liability for unrecognized tax benefits was $4.2 million.

The results of our operations were included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and certain consolidated states. We also file separate income tax returns in certain states and local jurisdictions. With few exceptions, we are generally no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to fiscal year 2015 for federal tax returns and fiscal year 2014 for state and local tax returns. Various state audits in process are expected to be completed in the fiscal year 2019.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Commitments and contingencies

As part of our recruiting efforts, we offer loans to prospective financial advisors who are independent contractors primarily for recruiting, transitional cost assistance and retention purposes (see Note 2 for a discussion of our accounting policies governing these transactions). These commitments are contingent upon certain events occurring, including, but not limited to, the financial advisor becoming affiliated with us. As of September 30, 2018, we had made commitments through the extension of formal offers totaling approximately $42.7 million that had not yet been funded; however, it is possible that not all of our offers will be accepted and therefore, we would not fund the total amount of the offers extended. As of September 30, 2018, $30.7 million of the total amount extended consisted of unfunded commitments to prospective financial advisors who had accepted our offers, or recently affiliated producers.

Legal and regulatory matter contingencies

In addition to the matter specifically described in the following section, in the normal course of our business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading

activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceeding have resulted, and may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions.

We cannot predict if, how or when such proceedings or investigations will be resolved or what the eventual settlement, fine, penalty or other relief, if any, may be. A large number of factors may contribute to this inherent unpredictability: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis; the other party is seeking relief other than or in addition to compensatory damages (including, in the case of regulatory and governmental proceedings, potential fines and penalties); the matters present significant legal uncertainties; we have not engaged in settlement discussions; discovery is not complete; there are significant facts in dispute; and numerous parties are named as defendants (including where it is uncertain how liability might be shared among defendants).

We contest liability and/or the amount of damages, as appropriate, in each pending matter. Over the last several years, the level of litigation and investigatory activity (both formal and informal) by government and self-regulatory agencies has increased significantly in the financial services industry. While we have identified below certain proceedings that we believe could be material, individually or collectively, there can be no assurance that material losses will not be incurred from claims that have not yet been asserted or are not yet determined to be material.

We may from time to time include in any descriptions of individual matters herein certain quantitative information about the plaintiff's claim against us as alleged in the plaintiff's pleadings or other public filings. Although this information may provide insight into the potential magnitude of a matter, it does not represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual related thereto.

Subject to the foregoing, we believe, after consultation with counsel and consideration of the accrued liability amounts included in the accompanying Statement of Financial Condition, that the outcome of such litigation and regulatory proceedings will not have a material adverse effect on our financial condition.

With respect to legal and regulatory matters for which management has been able to estimate a range of reasonably possible loss, as of September 30, 2018, we estimated the upper end of the range of reasonably possible aggregate loss to be approximately $65 million in excess of the aggregate reserves for such matters. Refer to Note 2 for a discussion of our criteria for recognizing liabilities for contingencies.

Legal matters

On February 11, 2016, Caleb Wistar ("Wistar") and Ernest Mayeaux ("Mayeaux") filed a putative class action complaint in the District Court under the caption *Caleb Wistar and Ernest Mayeaux v. Raymond James Financial Services, Inc. and Raymond James Financial Services Advisors, Inc.* (as subsequently amended, the "Wistar Complaint"). The Wistar Complaint alleges that Wistar and Mayeaux, former customers of RJFS and Raymond James Financial Services Advisors, Inc., a wholly owned investment advisory subsidiary of RJF,, were charged a fee in RJFS Passport Investment Account and that the fee included an unauthorized and undisclosed profit to RJFS in violation of its customer agreement and applicable industry standards. The Passport Investment Account is a fee-based account in which clients pay asset-based advisory fees and certain processing fees for ongoing investment advice and monitoring of securities holdings. The Wistar Complaint seeks, among other relief, damages in the amount of the difference between the actual cost of processing a trade, as alleged by Wistar and Mayeaux, and the fee charge by RJFS. On September 6, 2018, RJFS filed a motion to dismiss the Wistar Complaint, which motion is pending. The matter is scheduled for trial commencing September 16, 2019. RJFS believes the claims in the Wistar Complaint are without merit and are vigorously defending the action.

NOTE 6 – SHARE-BASED AND OTHER COMPENSATION PLANS

Employee benefit plans

We participate, along with other affiliated companies, in various qualified and non-qualified savings and stock incentive plans of RJF. RJF allocates the cost of providing these plans to RJFS based on actual cost per employee.

The profit sharing plan ("PSP") and employee stock ownership plan ("ESOP") are qualified plans that provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Directors on a discretionary basis and are recognized as compensation cost throughout the year. Effective October 1, 2018, benefits become fully vested after five years of qualified service, at age 65 or if a participant separates from service due to death or disability.

RJFS participates in RJF's 401(k) plan which is a qualified plan that may provide for a discretionary contribution or matching contribution each year. Matching contributions are 75% of the first $1,000 and 25% of the next $1,000 of eligible compensation deferred by each participant annually.

The Long Term Incentive Plan ("LTIP") is a non-qualified deferred compensation plan that provides benefits to employees who meet certain compensation or production requirements.

Contributions to the qualified plans and the LTIP are approved annually by RJF's Board of Directors or a committee thereof.

RJF established a Voluntary Deferred Compensation Plan (the "VDCP"), a non-qualified and voluntary opportunity for certain highly compensated employees to defer compensation. Eligible participants may elect to defer a percentage or specific dollar amount of their compensation into the VDCP.

Share-based compensation plans

Stock option and restricted equity awards

Under RJF's Stock Incentive Plan, certain RJFS employees may be granted options and restricted stock awards.

Employee stock purchase plan

The employee stock purchase plan allows employees to purchase RJF's common stock at a 15% discount annually. Share purchases in any calendar year are limited to the lesser of 1,000 shares or shares with a fair market value of $25,000. The purchase price of the RJF common stock is 85% of the average high and low market price on the day prior to the purchase date.

Non-employee share-based and other compensation

Stock option awards

Under RJF's 2012 Plan, RJFS may grant stock options and restricted stock awards to our independent contractor financial advisors. Share-based awards granted to our independent contractor financial advisors are measured at their vesting date fair value and their fair value estimated at reporting dates prior to that time. We classify our non-employee stock option awards as liabilities at fair value upon vesting, with changes in fair value reported in earnings until these awards are exercised or forfeited.

As of September 30, 2018, there were no outstanding restricted stock awards to our independent contract financial advisors.

Other compensation

We offer non-qualified deferred compensation plans that provide benefits to our independent contractor financial advisors who meet certain production requirements. RJF has purchased and holds life insurance on employees, to earn a competitive rate of return for participants and to provide the source of funds available to satisfy its obligations under some of these plans. The contributions are made in amounts approved annually by RJF's management.

NOTE 7 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, we are subject to the requirements of the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. As a member firm of FINRA, we are subject to the rules of FINRA, whose capital requirements are substantially the same as Rule 15c3-1. Rule 15c3-1 provides for an "alternative net capital requirement," which we have elected. Regulations require that the minimum net capital, as defined, be equal to the greater of $250 thousand or two percent of aggregate debit items arising from client balances. At September 30, 2018, we had no aggregate debit items and, therefore, the minimum net capital of $250 thousand is applicable. Our net capital position is as follows:

	September 30, 2018	
	(in thousands)	
Net capital	$	33,393
Less: required net capital		(250)
Excess net capital	$	33,143

NOTE 8 — SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through November 20, 2018. There were no subsequent events that required recognition or disclosure.

LIFE WELL PLANNED.

RAYMOND JAMES®

INTERNATIONAL HEADQUARTERS: THE RAYMOND JAMES FINANCIAL CENTER
880 CARILLON PARKWAY // ST. PETERSBURG, FL 33716 // 800.248.8863
LIFEWELLPLANNED.COM